Filed by Gardner Denver Holdings, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Gardner Denver Holdings, Inc.
SEC File No.: 001-38095
Date: February 7, 2019

GARDNER DENVER HOLDINGS, INC.

February 7, 2020

Dear Gardner Denver Stockholder:

We have previously sent to you proxy material for the Special Meeting of Gardner Denver Holdings, Inc. stockholders, to be held on February 21, 2020. Your Board of Directors recommends that stockholders vote FOR the Share Issuance Proposal in connection with the Merger with Ingersoll Rand and all related proposals on the agenda.

Your vote is important, no matter how many or how few shares you may own. If you have not already done so, please vote TODAY by telephone, via the Internet, or by signing, dating and returning the enclosed proxy card in the envelope provided.

Very truly yours,
Andrew Schiesl
Corporate Secretary

REMEMBER:
You can vote your shares by telephone, or via the Internet.
Please follow the easy instructions on the enclosed proxy card.

If you have any questions, or need assistance in voting
your shares, please call our proxy solicitor,

INNISFREE M&A INCORPORATED
TOLL-FREE, at 1-888-750-5834.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, Gardner Denver and Ingersoll Rand Industrial have filed registration statements with the SEC registering shares of Gardner Denver common stock and Ingersoll Rand Industrial common stock in connection with the proposed transaction, which were declared effective by the SEC on January 16, 2020. Gardner Denver has also filed a proxy statement, which has been sent to the Gardner Denver shareholders in connection with their vote required in connection with the proposed transaction. Ingersoll-Rand shareholders are urged to read the prospectus and/or information statement that are included in the registration statements and any other relevant documents when they become available, and Gardner Denver stockholders are urged to read the proxy statement and any other relevant documents when they become available, because they contain important information about Gardner Denver, Ingersoll Rand Industrial and the proposed transaction. The proxy statement, prospectus and/or information statement, and other documents relating to the proposed transactions (when they become available) can be obtained free of charge from the SEC’s website at www.sec.gov. The proxy statement, prospectus and/or information statement and other documents (when they become available) are also available free of charge on Ingersoll Rand’s website at http://ir.ingersollrand.com or on Gardner Denver’s website at https://investors.gardnerdenver.com. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders of Gardner Denver in connection with the proposed transaction is set forth in the proxy statement/prospectus filed with the SEC.

PARTICIPANTS IN THE SOLICITATION

Ingersoll-Rand, Gardner Denver and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of Gardner Denver in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Ingersoll-Rand may be found in its Annual Report on Form 10-K filed with the SEC on February 12, 2019 and its definitive proxy statement relating to its 2019 Annual Meeting of Shareholders filed with the SEC on April 23, 2019. Information about the directors and executive officers of Gardner Denver may be found in its Annual Report on Form 10-K filed with the SEC on February 27, 2019, and its definitive proxy statement relating to its 2019 Annual Meeting of Stockholders filed with the SEC on March 26, 2019.